

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2022

Natalie Holles
Chief Executive Officer
Third Harmonic Bio, Inc.
300 Technology Square, 8th Floor
Cambridge, Massachusetts 02139

Re: Third Harmonic Bio, Inc.
Draft Registration Statement on Form S-1
Exhibit No. 10.7
Submitted May 16, 2022
CIK No. 0001923840

Dear Ms. Holles:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance